

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2016

Mail Stop 4561

**CERTIFIED MAIL**
**RETURN RECEIPT REQUESTED**

Christopher Sabec
Chief Executive Officer
Rightscorp, Inc.
3100 Donald Douglas Loop North
Santa Monica, CA 90405

> **Rightscorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2014**
> **File No. 333-199991**

Dear Mr. Sabec:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and
Services

**CERTIFIED MAIL**
**RETURN RECEIPT REQUESTED**

cc:    Henry Nisser, Esq.
       Sichenzia Ross Ference Friedman LLP